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SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D. C. 20549
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FORM 10-SB/A-2
General Form for Registration of Securities

Pursuant to Section 12(b) or (g) of
The Securities Exchange Act of 1934

SAILTECH INTERNATIONAL, INC.
(Exact name of registrant as specific in its charter)

Nevada (State of Incorporation)	98-0194680 (I.R.S. Employer Identification No.)

2964 63rd Avenue East
Bradenton, Florida 34203
(Address of executive offices, including zip code.)

Registrant's telephone number:    (941) 739-7904

Copies to:	Conrad C. Lysiak, Esq. 601 West First Avenue Suite 503 Spokane, Washington 99201

Securities to be registered pursuant to Section 12(b) of the Act:

NONE
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(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

COMMON STOCK
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(Title of Class)

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ITEM 1. DESCRIPTION OF BUSINESS.

The Business

SailTech International, Inc. (the "Company") was incorporated on September 16, 1998 under the laws of the state of Nevada as Argonaut Resources Ltd and is engaged in the business of manufacturing a line of aluminum yachts and work vessels using a proprietary software technology that aids in the design and construction of its aluminum boats. The Company conducts its business through two wholly owned subsidiary corporations. The Company has spent approximately $400,000 on research and development of which none of such activities are borne by its customers.

The Company is a development stage company and has not had any revenues. Also, our auditors have issued a going concern opinion which means there is substantial doubt whether the Company can maintain operations during the next twelve months without obtaining additional financing. As of the date hereof, the Company has just initiated operations. It has contracts to manufacture four yachts, but has not completed any.

The Product and Process

The Company has spent the last six years developing an aluminum boat building process. The process includes the use of software operating in tandem with a robotic cutting table in order to allow the fabrication of boat hulls out of a single sheet of aluminum that are optically perfect and accurate within 1/16 of an inch. Between 1995 and 1999, Gunter Richtler, our president, successfully constructed four yachts using this process prior to joining the Company.

A drawing of the boat is prepared on a computer and the dimensions are transferred to a computerized cutting machine where the information is stored as electronic data. The cutting machine then uses the information to produce a virtually identical hull far faster than could be cut by hand. Going right from the computer to the cutting table saves as much as forty percent in labor which reduces the cost of the vessel.

The Company's process can reduce hull fabrication time to as few as three days as compared to thirty days for conventional construction methods and requires up to 2,000 fewer hours in labor time than conventional aluminum boat fabrication methods.

Because the hull is pulled smoothly into shape from large sheets of aluminum, rather than welded together from multiple sections, labor savings are realized over conventional piecemeal welding methods where seams swell as heat and bending distortions occur requiring fairing in order to achieve an acceptable finished product.

The Company's process does not require filler for cosmetic purposes to finish the hull compared to an average of twenty gallons of filler needed when using conventional aluminum construction of a forty foot boat.

The Company, believes, based upon its experience in the industry that it can build aluminum pleasure and commercial vessels at substantially lower costs, requiring less hours of construction, with a higher level of construction quality.

Software

The Company's software was designed by Avia Design Group Inc. of North Vancouver, British Columbia ("Avia"). On July 26, 2001, Avia transferred the copyright to the software to SailTech Design, Inc., a Company owned subsidiary corporation in consideration of the execution of an Assignment and Consulting Agreement. Under the terms of the agreement, Avia is paid for services actually rendered to the Company at various hourly rates ranging from $75.00 per hour to $25.00 per hour, plus expenses.

Aluminum Boat Construction in General

Aluminum is the most attractive material for use in boat construction. Aluminum is an alloy of several metals and the alloy number is determined by the components. For example, the 5086 wrought alloy used in boat building contains 4% magnesium, 0.5% manganese, and .15% chromium. It is light, durable and does not rust or burn. Because aluminum is only a third of the density of steel, it allows for a thicker more rigid hull while saving up to 40% in structural weight. Aluminum, however, costs ten to fifteen percent more overall than comparable quantities of fiberglass and resin.

Conventional aluminum vessel construction requires numerous internal frames to plate the hull. Plating is the process of cutting pieces of aluminum and attaching the pieces together. For small boats, the pieces are sometimes attached by rivets, however, the midrange and large boats are virtually all welded. These multiple plates and riveting/welding are minimized since each half to the Company's hulls can often be fabricated from one piece. Because the multiple plates are eliminated, forming, installation, grinding, welding of multiple plates and full fairing are eliminated.

Compared to Fiberglass Construction

The Company believes, based upon its experience in the industry, that in terms of cost, aluminum construction is about the same as solid fiberglass construction. Aluminum as a boating material, however, costs 10-15 percent more overall than comparable quantities of fiberglass and resin. Aluminum vessels are structurally stronger and less costly than foam or balsa cored fiberglass construction. The Company believes, based on its experience in the industry, that treated properly, an aluminum boat will last forever. The first aluminum boat was built in France sometime around 1890 when aluminum was an exotic material costing several hundreds of dollars a pound. This boat was still afloat a few years ago.

Types and Styles of Vessels Available

Initially, the Company intends to offer a line of recreational pleasure yachts, which include 36, 47 and 55 foot powerboat catamarans; a 50 foot catamaran sailboat and 50 foot monohull sailboat. The Company will also manufacture custom boats which are designed pursuant to specifications supplied by a customer.

The retail sales price of vessels range from $250,000 for the 36 foot catamaran powerboat to $750,000 for the 55 foot catamaran powerboat.

Warranties

The Company warrants its vessels from manufacturing defects, unconditionally, for a period of ten years on the hull and deck structure and a limited warranty on parts for a period of one year.

Service and Support

The Company repairs and services all vessels manufactured by it at its Bradenton, Florida facility. The Company also provides personal instruction to its customers during the construction and delivery of each vessel.

Copyrights

The Company owns the copyright for the software it acquired from Avia. The duration of the copyright is perpetual.

Trademarks/Patents

The Company does not own any patents or trademarks. The Company has applied for a trademark for "SailTech."

Subsidiary Corporations

The Company has two wholly owned subsidiary corporations. They are SailTech Design, Inc., a Florida corporation ("SailTech - Florida") and SailTech Inc., a British Columbia corporation ("SailTech - BC").

Manufacturing

The Company's headquarters and manufacturing facilities are located at 2964 63rd Avenue East, Bradenton, Florida 34203. The telephone number is (941) 739-7904. The facility consists of three one story buildings collectively containing 45,000 square feet and located on five acres of land. The Company does not own the property. The Company leases the property from 63rd Avenue Associates pursuant to a written lease agreement. Under the terms of the lease agreement, the Company pays monthly rent of $12,613.13 plus 6% sales tax plus insurance plus property tax. The lease is subject to cost of living increases . The lease is for a term of three years and expires on July 14, 2003. The Company had an option to purchase the facility upon the payment of $1,600,000. The option to purchase expired on June 30, 2001.

The Company also maintains and office at the Pacific Centre, 1040 - 609 Granville Street, Vancouver, British Columbia V7Y 1G5. The telephone number is (604) 608-6314. The Company leases 1,400 square feet of office space from Transition Capital Management, Inc. pursuant to a written lease agreement. Under the terms of the lease agreement, the Company pays monthly rent of $1,000. The lease is for a term of one year and expires on December 2002. The Company has an option to renew the lease for an additional one year upon the expiration thereof.

The Company's facilities are currently adequate and suitable for its operations and there are no current plans to relocate its facilities at the present time. Further, the Company has not entered into any negotiations with anyone to relocate its offices.

The Company owns personal property in the form of inventory, office equipment and manufacturing equipment which is comprised of one of the largest water jet cutting machines in the U.S., milling machines, welding equipment, cabinet making equipment, planes, saws, grinders and spray painting equipment.

Raw Materials

The raw materials used for the construction of vessels include aluminum, plywood and hardwoods, and composite materials. These materials are readily available from a number of supplies throughout the United States, Canada, and Europe. In the event that one of the Company's suppliers is unable or unwilling to furnish raw materials, the Company can acquire like materials from other sources without any adverse affect upon the Company's operations.

Delivery

The Company intends to deliver completed vessels to customers from its Bradenton, Florida facility. The cost of the delivery will be borne by the customer. As of the date hereof, the Company has entered into contracts to manufacture four vessels. Buyers are committed to purchase the vessels upon completion pursuant to the terms of the contracts entered into between the Company and buyers. Four of the vessels have outstanding balances due upon completion. The aggregate amount due on completion of the vessels is $1,327,396.10. The aggregate paid to date is $395,965.59. The 2002 contract completion dates are estimated to be in June, October, November and December. The completion dates are determined by the Company and are subject to modification. None of the customers are related parties.

Marketing

The Company intends to market its vessels in the southeastern United States. Currently, the Company markets its services and vessels through printed brochures, through trade journal advertising, and through its Internet web-site. The Company intends to expand its marketing through the use of direct sales to marine yacht brokers, in boat publications, boat shows, direct mail and newspaper and magazine ads.

Competition

Currently, the Company has no direct competitor capable of matching the exact technique of its aluminum manufacturing process. The Company competes with Hy-Lite Powerboats, a Canadian corporation that produces aluminum hulls from computer cuts, however, the hulls are constructed from pieces rather than a single sheet of aluminum. The Company does compete with other sailboat manufacturers, including Catalina, Hunter Marine and J-Boats and powerboat manufacturers including Luhrs, Wellcraft, Sea Ray and Lazzara Yachts, all of which have more financial and market strength than the Company.

Governmental Regulation

The Company is subject to certain federal maritime regulations: A summary follows:

46 USC 25 - sets forth regulations relating to backfire flame control of inboard gasoline engines.

46 USC 43 - establishes minimum safety standards for the construction of recreational vessels and associated equipment and establishes procedures and test required to measure conformance with those standards.

46 USC 58 - sets forth regulations pertaining to main and auxiliary machinery and related systems installed inboard.

33 CFR Part 84 - governs the type and position of navigational lighting required by a vessel.

33 CFR Part 86 - covers the size and minimum sound level required by ships' bells.

33 CFR Part 159 - governs marine sanitation devices.

33 CFR Part 179 - requires notification procedures of defects in a vessel's equipment.

33 CFR Part 181 - prescribes manufacturing requirements for vessels.

33 CFR Part 183 - prescribes requirements for certification of boats and equipment.

The foregoing regulations require the Company to supply and install special parts, such as identification lights, and equipment, such as special pumps and engines, in accordance with requirements of said regulations and require the Company to follow certain notification procedures when certain events occur, such as discovery of defective equipment.

The Company is also subject to the International Color Regulations which allow maritime organizations to identify vessels. This entails the addition of colored navigation lights.

Compliance with the aforementioned regulations does not affect the Company's operations or increase the cost of production since the cost of compliance is included within the cost of construction or the cost of repair of the vessels.

The Company is in compliance with the foregoing laws and regulations. The cost of compliance does not adversely affect the Company's operations in any manner whatsoever.

Company's Office

The Company's headquarters are located at 2964 63rd Avenue East, Bradenton, Florida 34203. The telephone number is (941) 739-7904. The Company does not own the property. The Company leases 45,000 square feet of space from 63rd Avenue Associates pursuant to a written lease agreement. The 45,000 square fee is contained within three metal structures located on five acres of land.

Under the terms of the lease agreement, the Company pays monthly rent of $12,613.13 plus 6% sales tax plus insurance plus property tax. The lease is subject to cost of living increases. The lease is for a term of three years and expires on July 14, 2003. The Company had an option to purchase the facility upon the payment of $1,600,000. The option to purchase expired on June 30, 2001.

The Company also maintains and office at the Pacific Centre, 1040 - 609 Granville Street, Vancouver, British Columbia V7Y 1G5. The telephone number is (604) 608-6314. The Company leases 1,400 square feet of office space from Transition Capital Management, Inc. pursuant to a written lease agreement. Under the terms of the lease agreement, the Company pays monthly rent of $1,000. The lease is for a term of one year and expires on December 2002. The Company has an option to renew the lease for an additional one year upon the expiration thereof.

The Company's facilities are currently adequate and suitable for the its operations and there are no current plans to relocate its facilities at the present time. Further, the Company has not entered into any negotiations with anyone to relocate its offices.

The Company owns personal property in the form of inventory, office equipment and manufacturing equipment which is comprised of water jet cutting machine, milling machines, welding equipment, cabinet making equipment, planes, saws, grinders and spray painting equipment.

Employees

The Company has fifteen full-time employees and no part-time employees. None of the employees are subject to collective bargaining agreements.

Risk Factors

1. Carey Phillips has a right to control the Company and has a security interest in all of the assets of the Company. In August 2001, the Company sold 7,500,000 shares of its common stock to the Phillips Family Limited Partnership which is controlled by Carey Phillips, the Company's Chief Financial Officer, Treasurer and a Director. As a result of the transaction, the Company may not take any significant or material action without the approval of the Phillips Family Limited Partnership. The Phillips Family Limited Partnership has a security interest in all of the property of the Company and a license to all of its technology. In the event a default in the terms of any of the agreements entered into between the Company and the Phillips Family Limited Partnership or a default in any Company obligation, the Phillips Family Limited Partnership may take possession of all Company assets and dispose of them in compliance with the security agreement or the Uniform Commercial Code. Effectively, the Company will lose everything, cease operations and go out of business. Further, all of the Company's shareholders will lose their investment in the Company. See "Item 7 - Certain Relationships and Related Transactions."

2. No Operating History and Revenues and Development Stage Operation. The Company is recently formed and is subject to all the risks inherent in the creation of a new business. Since the Company is a new venture, it has no record of operations and there is nothing at this time upon which to base an assumption that the Company's plans will ultimately prove successful.

3. The Company's auditors have expressed concern that we may not be able to stay in business. The Company's Chartered Accountants have expressed substantial doubt about the Company's ability to continue in business as a going concern due to the Company's loss from operations and lack of revenue.

4. The Company has an accumulated deficit and a stockholder deficit. As of March 31, 2002, the Company had an accumulated deficit of $1,937,670 and stockholders' deficit of $144,544.

5. Lack of Market Research. The Company has neither conducted nor has the Company engaged other entities to conduct market research such that management has assurance market demand exists for the business contemplated by the Company. See "Business."

6. The Copyright May Not Give the Company Protection. The Company has a copyright to protect its software. There is no assurance that a third party will not infringe on the copyright. In order to protect the copyright, the Company may have to file lawsuits and obtain injunctions. If the company does that, it may have to spend large sums of money for attorney's fees in order to obtain the injunctions. Even if we obtain the injunctions, there is no assurance they will protect us or that those persons infringing on the copyright will obey the injunction.

7. Securities are Subject to Penny Stock Rules. The Company's shares are "penny stocks" and are covered by Section 15(g) of the Securities Exchange Act of 1934 which imposes additional sales practice requirements on broker/dealers who sell the Company's securities. For sales of the Company's securities, the broker/dealer must make a special suitability determination; furnish the customer with a one page summary of certain items; and receive from its customer a written agreement prior to making a sale. The imposition of the foregoing additional sales practices could adversely affect a shareholder's ability to dispose of his stock.

8. Lack of Key Personnel Insurance. The Company has not obtained key personnel life insurance on the lives of any of the officers or directors of the Company. The death or unavailability of one or all of the officers or directors of the Company could cause the Company to incur additional expenses in locating and hiring a replacement. See "Management."

9. Uninsured Risks. The Company may not be insured against all losses or liabilities which may arise from operations, either because such insurance is unavailable or because the Company has elected not to purchase such insurance due to high premium costs or other reasons. The Company has liability insurance and property insurance.

10. Need for Subsequent Funding and Possible Inability to Obtain Such. The Company believes it will need to raise additional funds in order to achieve profitable operations. The Company's continued operations therefore will depend upon the availability of cash flow, if any, from its operations or its ability to raise additional funds through bank borrowings or equity or debt financing. There is no assurance that the Company will be able to borrow additional funds because all of the Company's assets are currently encumbered pursuant to an agreement with Carey Phillips, one of our officers and directors. Further, even if such funding is available, there is no assurance that it could be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities. See "Business."

11. Need for Additional Key Personnel. At the present time, the Company employs fifteen full-time employees and no part-time employees. The success of the Company's proposed business will depend, in part, upon the ability to attract and retain qualified employees. The Company believes that it will be able to attract competent employees, but no assurance can be given that the Company will be successful in this regard. If the Company is unable to engage and retain the necessary personnel, its business would be materially and adversely affected. See "Business."

12. Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers who will exercise control over the day-to-day affairs of the Company. Accordingly, while the Company may solicit business through its Officers, there can be no assurance as to the volume of business, if any, which the Company may succeed in obtaining, nor that its proposed operations will prove to be profitable. See "Business" and "Management."

13. No Patents. The Company does not own any patents on its vessels. Accordingly, anyone with the proper technology can copy the Company's manufacturing process. If the foregoing occurs, the Company will be faced with increased competition.

14. No Trademarks. The Company does not own any trademarks. Accordingly, anyone can copy the Company's name and logo. If the foregoing occurs, the Company will be faced with increased competition.

15. Competition. The Company believes that it will have competitors and potential competitors, many of whom may have considerably greater financial and other resources than the Company. See "Business - Competition."

16. Issuance of Additional Shares Could Cause Dilution. As of March 31, 2002, approximately 32,407,565 shares of Common Stock or 64.02% of the 50,000,000 authorized shares of Common Stock of the Company remain unissued. The Board of Directors has the power to issue such shares, in some instances. The Company may also issue additional shares of Common Stock pursuant to a plan and agreement of merger with a private corporation. Although the Company presently has no commitments, contracts or intentions to issue any additional shares to other persons, the Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Such action could have a dilutive affect on the outstanding shares.

17. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

18. Sales of Restricted Securities could have a depressive effect on the Market. Of the 17,592,435 shares of Common Stock outstanding, 11,202,435 shares are restricted securities as that term is defined in Rule 144 of the Securities Act of 1933. In most cases, those shares were sold below the current market price of the Company's common stock. Accordingly, as those shares become available for sale into the market, the sales could have a depressive effect on the market and cause the market price of the Common Stock to decrease.

19. Limited Public Market for Securities. At present, a limited public market exists for the Company's securities in the Pink Sheets. There is no assurance that any additional market for the Company's shares will ever develop in the future, or if developed, that it will be sustained. A shareholder of the Company's securities may, therefore, be unable to resell the securities should he/she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The Company is in a start-up phase and has not manufactured any vessels. As of the date thereof, the Company has executed contracts with four customers to build four vessels. One vessel is partially completed. The Company has begun manufacturing the first of other four boats. No vessels have been delivered to any Company customers as of the date hereof.

The contracts executed by the Company and the four customers are not subject to cancellation without constituting a breach thereof. Buyers are committed to purchase the vessels upon completion pursuant to the terms of the contracts entered into between the Company and buyers. A summary of the contracts is as follows:

Customer	Contract Price	Amount Paid		Amount Due	Completion Date
A - 2001	$240,506	$247,000	[1]	$-0-	June 2002
B - 2001	$555,815	$29,458	[2]	$526,357	October 2002
C - 2001	$550,000	$83,508	[3]	$466,492	November 2002
D - 2001	$519,950	$290,000	[4]	$229,950	December 2002

[1] Includes a credit of $117,000 for a trade-in which was sold to an unrelated third party for $102,000.

[2] Reflects a discount in the amount of $98,085.

[3] Includes a credit of $83,508 ($275,000 less $191,492 loan balance paid out) for a trade-in which was sold to an unrelated third party for $247,000 in 2002; $100,000 has been paid and $147,000 is due in April 2002.

[4] Includes a credit of $290,000 for a trade-in.

Completion dates are estimated by the Company and are subject to modification.

The Company believes it has adequate cash to conduct full operations until the thrid quarter of 2002 including the acquisition of equipment and hiring additional employees referred to below. Further, the Company will be able to complete the manufacture of all four vessels currently under construction. If additional cash is needed, the Company will have to raise additional capital through the sale of securities or borrowings from the Company's shareholders. There is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, the Company has not initiated any negotiations for additional loans to the Company.

The Company does not intend to conduct any product research or development.

The Company has purchased its cutting table and will purchase additional equipment consisting of milling machines, welding equipment, cabinet making equipment, planes, saws, grinders and spray painting equipment.

The Company will hire additional employees on an as needed basis. The Company, however, does not expect any significant changes in the number of employees. The Company expects to have about fifty full-time employees by the end of its first full year of production (2002).

Results of Operations - Period from January 1, 1999 through December 31, 2001.

The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards No. 7. There have been no revenues during the last two years. For the year ended December 31, 2000, the Company incurred a net loss of $132,713, or $(0.02) per share, which is primarily the result of its operating activities. For the year ended December 31, 2001, the Company incurred a net loss of $1,304,282, or $(0.11) per share which is primarily the result of its operating activities and amortization of equipment and goodwill.

Liquidity and Capital Resources.

Through December 31, 2001, the Company has issued 17,592,435 shares of its Common Stock to officers, directors and others. The Company has no operating history and no material assets other than cash. The Company has $765,297 in cash at December 31, 2001.

Since January 1, 1999, the Company received funds of $1,600,500 from the sale of capital stock. Because the Company is in its initial stages of development, it intends to finance its operations from the proceeds of the sale of its common stock and from fees generated from the contracts to construct vessels. Other than the foregoing, there are no additional sources for cash for operating, investing and financing activities.

The Company has been in the development stage since its inception. The Company has had no recurring source of revenue and has incurred operating losses since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. As a result of these factors, the Company's Chartered Accountants have included an explanatory paragraph in their report on the Company's December 31, 2000 financial statements which expressed substantial doubt about the Company's ability to continue as a going concern.

At the present time, the Company has no material commitments for capital expenditures. If capital expenditures are required in the future, the Company will pay for the same through the sale of common stock, through loans from third parties, or from the proceeds of the contracts to construct vessels. There is no assurance, however, that such financing will be available and in the event such financing is not available, the Company may have to cease operations.

Management of the Company has undertaken certain actions to address these conditions in negotiating and executing four contracts to construct vessels. Funds required to carry out management's plans are expected to be derived from advance payments from customers to construct vessels and the use of capital of the Company. There can be no assurance that the Company will be successful in executing its plans.

Interim Period Ending March 31, 2002

Liquidity and Capital Resources

The Company had a reduction in working capital in the first quarter of 2002 of $399,000, from $459,000 to $60,000, resulting primarily from an operating loss for the period as the Company began the prototype phase of its operation.

Current assets decreased from $1,033,000 to $592,000 during the first quarter 2002, mostly the result of cash requirements for completing the startup of production.

Current liabilities decreased from $574, 000 to $532,000 during the quarter, primarily due to the recognition of some customer deposits as revenue.

The Company has had no problems in fulfilling its financial obligations and has no material commitments for capital expenditures. Management believes that funds generated by operations will continue to satisfy the Company's working capital requirements through the second quarter 2002. Sometime in the third quarter 2002, the Company will require additional financing to complete the prototype phase of its operation.

Results of Operations

The Company began to recognize revenues in the first quarter 2002 from its Florida facilities. Sales of $71,000 are from two partially completed vessels and compare with no sales for the first quarter 2000. Since the first few yachts are prototypes, they are built at near cost, so Cost of sales of $72,000 is approximately the same as Sales. This compares to no Cost of sales over the same period last year. Other Income of $3,000 is miscellaneous job shop work and bank interest.

Operating Expenses roughly doubled over the same quarter last year. Advertising and promotion of $27,000 increased 183% over first quarter 2000 largely due to the launching of ads in yachting magazines. Depreciation and amortization of $91,000 increased by 69% over the same period last year due to the purchase of necessary production equipment. Travel expenses of $2,000 decreased 60% from first quarter last year due to reduced travel between the Florida and Canadian Companies. Investor relations of $9,000 is a new expense resulting from a contract with an investor communications company that commenced in summer 2001.

Insurance of $2,000 is also a new expense with coverage on the Florida facility beginning in the second quarter 2000. Management fees decreased 25% compared with first quarter last year due to timing differences. Materials and supplies of $43,000 was 32 times the amount during last year's same period, due to the start up of production operations. Office expenses of $8,000 dropped 39% from last year's first quarter due to completion of office set up. Professional fees of $7,000 were 12 times greater than first quarter 2000 due to increases in accounting, legal and engineering fees. Repairs and maintenance of $5,000 is a new expense related to start up of production facilities. Salaries and benefits of $169,000 represent a threefold increase over the first quarter 2000 due to the increase in employees from 5 to 20. Telephone expenses of $3,000 are 9 times those of the first quarter 2000 due to additional lines, long distance and internet services.

ITEM 3. DESCRIPTION OF PROPERTIES.

The Company does not own any real property. The Company leases 45,000 square feet of space at its Bradenton, Florida facility from 63rd Avenue Associates pursuant to a written lease agreement. The 45,000 square fee is contained within three metal structures located on five acres of land. Under the terms of the lease agreement, the Company pays monthly rent of $12,613.13 plus 6% sales tax plus insurance plus property taxes. The lease is subject to cost of living increases . The lease is for a term of three years and expires on July 14, 2003. The Company had an option to purchase the facility upon the payment of $1,600,000. The option to purchase expired on June 30, 2001.

The Company leases also leases 1,400 square feet of office space in Vancouver, British Columbia. The offices are contained in one office building. The Vancouver office space is leased from Transition Capital Management, Inc. pursuant to a written lease agreement. Under the terms of the lease agreement, the Company pays monthly rent of $1,000. The lease is for a term of one year and expires on December 2002. The Company has an option to renew the lease for an additional one year upon the expiration thereof.

The Company's facilities are currently adequate and suitable for its operations and there are no current plans to relocate its facilities at the present time. Further, the Company has not entered into any negotiations with anyone to relocate its offices.

The Company owns personal property in the form of inventory, office equipment and manufacturing equipment which is comprised of water jet cutting machine, milling machines, welding equipment, cabinet making equipment, planes, saws, grinders and spray painting equipment.

All of the Company's assets are pledged as collateral to the Phillips Family Limited Partnership.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth the Common Stock ownership as of April 11, 2002, of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, unless otherwise noted, and all ownership is of record and beneficial.

Name and address of owner	Number of Shares	Position	Percentage Of Shares Owned
Gunter H. Richtler [1] 209 - 230 Ash Street New Westminster, B.C. Canada V3M 3M3	1,000,000	President and a member of the Board of Directors	5.7%
Cortland Steck 350 90th Avenue NE St. Petersburg, FL 33702	0	Vice President and a member of the Board of Directors	0.00%
Carey Phillips [2] 4215 Riverview Blvd. Bradenton, FL 34209	7,500,000	Vice President, Treasurer, Chief Financial Officer and a member of the Board of Directors	42.6%
Patrick Reischmann 11409 8th Street North St. Petersburg, FL 33716	0	Vice President and a member of the Board of Directors	0.00%
Barry Girling 2082 East 6th Avenue Vancouver, B.C. Canada V5N 1P9	800,000	Secretary and a member of the Board of Directors	4.5%
All officers and directors as a group (5 persons)	9,300,000		52.8%

[1] Held in the name of 617265 B.C. Ltd.

[2] Held in the name of Phillips Family Limited Partnership

There are no arrangements which may result in a change in control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The officers and directors of the Company are as follows:

Name	Age	Position
Gunter H. Richtler	59	President and a member of the Board of Directors
Cortland Steck	48	Vice President and a member of the Board of Directors
Carey Phillips	47	Vice President, Treasurer, Chief Financial Officer and a member of the Board of Directors
Patrick Reischmann	49	Vice President and a member of the Board of Directors
Barry Girling	42	Secretary and a member of the Board of Directors

All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office.

Gunter H. Richtler - President and a member of the Board of Directors.

Since January 2001, Mr. Richter has been President and a member of the Board of Directors of the Company. Since May 1995, Mr. Richtler has been President and a member of the Board of Directors of SailTech Design Inc., the Company's British Columbia subsidiary corporation and since June 2001, he has been President and a member of the Board of Directors of SailTech Design Inc., the Company's Florida subsidiary corporation.

Cortland Steck - Vice President and a member of the Board of Directors.

Since June 2001, Mr. Steck has been Vice President and a member of the Board of Directors of the Company. Since June 2001, Mr. Steck has been Vice President and a member of the Board of Directors of SailTech Design Inc., the Company's British Columbia subsidiary corporation and since July 2000, he has been Vice President and a member of the Board of Directors of SailTech Design Inc., the Company's Florida subsidiary corporation. From January 1999 to April 2000, Mr. Steck was Vice President of Manufacturing by McKinna Corporation located in West Palm Beach, Florida. McKinna manufactured a line of luxury motor yachts. Mr. Steck was responsible for design, engineering and manufacture of the yachts. From June 1994 to December 1999, Mr. Steck was employed as Chief Engineer and Director of Engineering by Trident Shipworks located in Tampa, Florida. Mr. Steck was responsible for the design and engineering of sail and power yachts. Since 1984, Mr. Steck has also owned and operated Cortland Steck Yacht Designs which contracts for design and engineering of vessels.

Carey M. Phillips - Chief Financial Officer, Treasurer and a member of the Board of Directors.

Since September 2001, Mr. Phillips has been Vice President, Chief Financial Officer, Treasurer and a member of the Board of Directors of the Company. Since September 2001, Mr. Phillips has been Chief Financial Officer, Treasurer and a member of the Board of Directors of SailTech Design Inc., the Company's British Columbia subsidiary corporation and since September 2001, he has been Chief Financial Officer, Treasurer and a member of the Board of Directors of SailTech Design Inc., the Company's Florida subsidiary corporation. Since June 1988, Mr. Phillips has been Chairman and Chief Executive Officer of Phillips Kiln Services, Ltd. located in Sioux City, Iowa. Phillips Kiln Services is engaged in the business of industrial contracting and engineering.

Patrick Reischmann - Vice President and a member of the Board of Directors.

Since June 2001, Mr. Reischmann has been Vice President and a member of the Board of Directors of the Company. Since June 2001, Mr. Reischmann has been Vice President and a member of the Board of Directors of SailTech Design Inc., the Company's British Columbia subsidiary corporation and since June 2001, he has been Vice President and a member of the Board of Directors of SailTech Design Inc., the Company's Florida subsidiary corporation. Since 1995, Mr. Reischmann has been President of Florida Catamaran Inc., a manufacturer's representative of Manta Catamarans and Ocean Cat. Mr. Reischmann is responsible for product development, marketing, sales and customer service and support.

Barry Girling - Secretary and a member of the Board of Directors.

Since September 1998, Mr. Girling has been Secretary and a member of the Board of Directors of the Company. Since August 2001, Mr. Girling has been Secretary and a member of the Board of Directors of SailTech Design Inc., the Company's British Columbia subsidiary corporation and since August 2001, he has been Secretary and a member of the Board of Directors of SailTech Design Inc., the Company's Florida subsidiary corporation. Since January 1998, Mr. Girling has been President of RJG Capital Corp. located in Vancouver, British Columbia. RJG Capital is engaged in the business of public company management and investments. From November 1996 to January 1998, Mr. Girling was Consultant to Formation Capital Corp. located in Vancouver, British Columbia. Formation Capital was engaged in the business of mineral exploration. From November 1993 to November 1996, Mr. Girling was Consultant to and a member of the Board of Directors of Abacus Minerals Corp. located in Vancouver, British Columbia. Abacus Minerals was engaged in the business of mineral exploration. Abacus Minerals is a foreign private issuer whose securities are registered with the Untied States Securities and Exchange Commission.

All of the officers and directors, with the exception of Mr. Girling, will devote time exclusively to the Company. Mr. Girling will be devoting approximately 10% of his time to the operation of the Company.

ITEM 6. EXECUTIVE COMPENSATION.

Summary Compensation.

The following table sets forth the compensation paid by the Company during from fiscal 1999 to fiscal 2001 to its officers. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

SUMMARY COMPENSATION TABLE [1]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen- Sation	Restricted Stock Award(s)	Securities Underlying Options/ SARs	LTIP Payouts	All Other Compen- Sation
	($)	($)	($)	($)	(#)	($)	($)
Gunter H. Richtler President	2001 2000 1999	$67,500 $30,000 $30,000	- - -	- - -	- - -	200,000 - -	- - -	- - -
Cortland Steck Vice President	2001 2000 1999	$112,500 $37,500 -	- - -	- - -	- - -	200,000 - -	- - -	- - -
Carey M. Phillips Treasurer	2001 2000 1999	$37,500 - -	- - -	- - -	- - -	200,000 - -	- - -	- - -
Patrick Reischmann Vice President	2001 2000 1999	- - -	- - -	- - -	- - -	200,000 - -	- - -	- - -
Walter B. Girling Secretary	2001 2000 1999	- - -	- - -	- - -	- - -	- - -	- - -	- - -

[1] All compensation received by the officers and directors has been disclosed.

The Company does have a stock option plan, however, there are no retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors other than as disclosed as follows.

Option/SAR Grants.

Information concerning individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs"), and freestanding SARs made during fiscal 2000 and options granted to date in fiscal 2001 to each of the Named Executive Officers is reflected in the table below.

Option/SAR Grants in Fiscal 2000 and to date in Fiscal 2001.
	Individual Grants	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name	Percent of Number of Securities Underlying Options/SARs Granted (#)	Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price	Expiration Date
Gunter H. Richtler Cortland Steck Carey M. Phillips Patrick B. Reischmann	200,000 200,000 200,000 200,000	25% 25% 25% 25%	$0.75 $0.75 $0.75 $0.75	08/31/2011 08/31/2011 08/31/2011 08/31/2011

Compensation of Directors.

The members of the Board of Directors are not compensated by the Company for acting as such.

The Company anticipates paying the following salaries and commissions to its officers and directors in 2002:

Gunter H. Richtler Cortland Steck Cary M. Phillips Patrick Reischmann Barry Girling	President Vice President Treasurer Vice President Secretary	2002 2002 2002 2002 2002	$ $ $ $ $	80,000 111,200 80,000 111,200 -0-

In addition to the foregoing, the Company has issued to the Phillips Family Limited Partnership which is controlled by Carey Phillips, warrants to acquire up to 2,000,000 shares of common stock at an exercise price of $0.75 per share. The warrants were not issued as part of any executive compensation, but were issued in connection with the sale of 7,500,000 shares of common stock to the Phillips Family Limited Partnership. See "Item 7 - Certain Relationships and Related Transactions."

Employment Contracts

Gunter Richtler, Cortland Steck, Carey Phillips, and Patrick Reischmann have entered into employment agreements with the Company's wholly owned subsidiary corporations, SailTech Design, Inc., Florida ("STF") or SailTech Design, Inc., British Columbia ("STBC")

Mr. Richtler is employed as STBC's Chief Executive Officer. He will be paid an annual salary of $75,000.00 per year for the period of July 1, 2001 to June 30, 2002; $85,000 for the period of July 1, 2002 to June 30, 2003; and, $95,000 for the period July 1, 2003 to June 30, 2004.

Mr. Steck is employed as STF's Chief Naval Architect and Mechanical Engineer. He will be paid an annual salary of $112,500.00 per year for the period of July 1, 2001 to June 30, 2002; $110,000 for the period of July 1, 2002 to June 30, 2003; and, $120,000 for the period July 1, 2003 to June 30, 2004.

Mr. Phillips is employed as STF's Chief Financial Officer. He will be paid an annual salary of $75,000.00 per year for the period of July 1, 2001 to June 30, 2002; $85,000 for the period of July 1, 2002 to June 30, 2003; and, $85,000 for the period July 1, 2003 to June 30, 2004. In addition, STF has agreed to pay up to $10,000.00 in moving expenses incurred in connection with his relocation to Bradenton, Florida.

Mr. Reischmann is employed as STF's sales and marketing representative, product development guide and head of customer service. He will be paid a commission of 5% of gross sales revenue of all products and services sold directly by him on behalf of STF. Such sales commission shall have a cap of $90,000 during the first year of the agreement, $100,000 during second year, and $110,000 during the third year. The agreement commenced July 1, 2001.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On August 30, 2001, the Company, its subsidiaries, Gunter Richtler and Barry Girling entered into a Stock Purchase Agreement with the Phillips Family Limited Partnership and Carey Phillips, individually. In consideration of $1,500,000 paid by the Phillips Family Limited Partnership the Company issued 7,500,000 restricted shares of the Company's common stock to the Phillips Family Limited Partnership. In addition, the Company issued warrants to purchase up to 2,000,000 additional shares of common stock at an exercise price of $0.75 per share. The warrants expire on August 30, 2006. The agreement also provides that the Phillips Family Limited Partnership may require the Company to purchase any and all shares of common stock owned by it at a purchase price equal to the greater of $0.75 or the last price per share at which the Company sold any shares of its common stock. This put option may only be exercised in the event of default the Company, its subsidiaries, and Messrs Richtler and Girling. Under the terms of the agreement, the Company and its subsidiary corporations may not take significant or material action without the approval of the Phillips Family Limited Partnership. Further, the Stock Purchase Agreement contains a provision relating to dilution. Under this provision the Phillips Family Limited Partnership will receive, at no additional cost to it, a sufficient number of additional shares of common stock to maintain its ownership percentage in the Company on a fully diluted basis if the Company, before September 12, 2006, (a) issues shares of the Company's common stock without consideration or for a purchase price of lower than $0.75 per share; (b) issues to anyone any securities of the Company that are convertible into, or exchangeable for, shares of the Company's common stock without consideration or at an exchange or conversion price lower than $0.75 per share; or, (c) grants anyone, any right, option, warrant, or other agreement to purchase, subscribe for or otherwise acquire shares of the Company's common stock without consideration or for an exercise or purchase price lower than $0.75 per share. Failure to perform any and all of the terms of the Stock Purchase Agreement constitutes a breach thereof. In particular, the following constitute a breach of the Stock Purchase Agreement:

(a) The dissolution or liquidation of the Company or any of the Subsidiaries;

(b) The filing by creditors of the Company or any of the Subsidiaries of a petition seeking the involuntary bankruptcy or insolvency of the Company or the Subsidiary;

(c) The insolvency of the Company or any of the Subsidiaries or the filing by the Company or any of the Subsidiaries of a petition seeking relief under any bankruptcy, insolvency, or debtor relief law;

(d) The sequestration or assumption of custody by a court having jurisdiction of all or a substantial part of the assets or property of the Company or any of the Subsidiaries, unless the custody or sequestration is terminated within 30 days after it is effective;

(e) An attachment after judgment occurs on all or a substantial part of the assets or property of the Company or any of the Subsidiaries unless the resulting Lien is discharged, or execution on the Lien is stayed, within 15 days after it is issued or perfected;

(f) The entry of a final judgment against the Company or any of the Subsidiaries for the payment of money or damages in an amount exceeding $50,000 that is not paid, stayed, or discharged within the time allowed by law for filing a notice of appeal of the judgment;

(g) A breach by the Company or any of the Subsidiaries of any duty or obligation under the License Agreement, the Security Agreement, the Warrant Certificate, the Consulting Agreement, the Employment Agreement, the Shareholder Agreement, or the Registration Rights Agreement;

(h) The issuance of a writ of levy, distraint, execution, attachment, garnishment, or similar legal process against the Company, any of the Subsidiaries, or any of their respective assets or property, unless the writ is stayed by a court pending an appeal;

(i) The violation of any law, or any act or omission, by the Company or a Subsidiary that results in the imposition of a Lien by operation of law on any of its property that is not discharged within 30 days after it attaches, unless the Lien relates to a claim for payment of money or damages in an amount less than $50,000 or the act, omission, or violation of law by the Company that give rise to the Lien is being contested in good faith by the Company by appropriate proceedings;

(j) An order (including a consent decree) is entered against the Company or any of the Subsidiaries in a Proceeding by any person regarding an alleged or possible violation of any securities law, or an alleged or possible fraud in connection with the offer, sale, or purchase of any security, by the Company, any of the Subsidiaries, or any predecessor of the Company or any of the Subsidiaries;

(k) A sale or transfer of all or a majority of either the assets (measured by fair value) or the outstanding voting stock of the Company or any of the Subsidiaries pursuant to a sale, lease, merger, spin-off, foreclosure, dissolution, bankruptcy, liquidation, consolidation, tender offer, share exchange, reorganization, recapitalization, or other transaction, other than a sale or transfer to another affiliate or subsidiary of the Company;

(l) The Company or any of the Subsidiaries (i) makes a general assignment for the benefit of its creditors, (ii) admits in writing its inability to pay its debts generally as they mature, (iii) seeks, consents, or acquiesces to the appointment of a trustee, receiver, liquidator, or fiscal agent for all or a substantial part of its property, or (iv) suffers the appointment, without its consent or acquiescence, of a trustee, receiver, liquidator, or fiscal agent for all or a substantial part of its property, unless the appointment is vacated within 30 days after it becomes effective; or

(m) The revocation, suspension, termination, interruption, unenforceability, or invalidation (total or partial) of a material corporate right, permit, license, existence, or franchise of the Company or any of the Subsidiaries that jeopardizes its ability to conduct its business operations, unless the right, permit, license, existence, or franchise can be reinstated without prejudice within the time allowed by applicable law to cure the event or circumstance that resulted in the revocation, suspension, termination, invalidation, interruption, unenforceability, or invalidation.

On August 31, 2001, as part of the Stock Purchase Agreement, the Company and its subsidiary corporations entered into a License Agreement with the Phillips Family Limited Partnership, a South Dakota limited partnership controlled by Carey Phillips, the Company's Chief Financial Officer, Treasurer and a member of the Board of Directors. The License Agreement will become operative in the event the Company and its subsidiary corporations default on the terms of any agreements entered into with the Company or any liabilities, obligations or indebtedness of the Company. The License Agreement grants the Phillips Family Limited Partnership the right to use all of the Company's technology in the event of default, royalty free.

On September 12, 2001, as part of the Stock Purchase Agreement, the Company granted demand and piggy-back registration rights to the Phillips Family Limited Partnership relating to all Company common stock and warrants issued to the Phillips Family Limited Partnership. Demand registration rights begin on September 12, 2002.

As part of the Stock Purchase Agreement, nine Company shareholders owning a total of 11,950,866 shares of common stock have entered into an agreement to restrict the resale of their shares. Included in the foregoing group of persons, are Gunter Richtler, Carey Phillips, and Barry Girling, who are officers and directors of the Company. The agreement expires on August 31, 2002. Under the terms of the agreement, each shareholder grants to the other shareholders the right to participate in any sale of stock on a pro rata basis. The foregoing restriction, however, does not apply to the sale of shares through a licensed broker/dealer.

On September 12, 2001, as part of the Stock Purchase Agreement, the Company and its subsidiary corporations granted the Phillips Family Limited Partnership and Carey Phillips, individually, a security interest in all equipment, inventory, general intangibles, proceeds and products of the Company and its subsidiaries as security for the Company's and its subsidiaries payment of all liabilities, obligations and indebtedness. The security agreement will remain operative as long as the Company has outstanding liabilities, obligations and indebtedness.

On September 12, 2001, as part of the Stock Purchase Agreement, the Company entered into an Indemnification Agreement with Carey Phillips, the Company's Chief Financial Officer, Treasurer and a member of the Board of Directors wherein the Company agreed to indemnify Mr. Phillips from any liability which he might incur as a result of any action taken by him in any capacity. Further, the Company is obligated to purchase, upon Mr. Phillips's request, liability insurance with $10,000,000 continuous coverage. Indemnification is not available where Mr. Phillips acted with fraud, intentional misconduct, a knowing violation of the law, or a violation of section 16(b) of the Securities Act of 1934.

The foregoing contains all of the significant provisions of the Stock Purchase Agreement and related agreements set forth as Exhibit 10.2 to this registration statement.

Gunter Richtler, Cortland Steck, Carey Phillips, and Patrick Reischmann have entered into employment agreements with the Company's wholly owned subsidiary corporations, SailTech Design, Inc., Florida ("STF") or SailTech Design, Inc., British Columbia ("STBC")

Mr. Richtler is employed as STBC's Chief Executive Officer. He will be paid an annual salary of $75,000.00 per year for the period of July 1, 2001 to June 30, 2002; $85,000 for the period of July 1, 2002 to June 30, 2003; and, $95,000 for the period July 1, 2003 to June 30, 2004.

Mr. Steck is employed as STF's Chief Naval Architect and Mechanical Engineer. He will be paid an annual salary of $112,000.00 per year for the period of July 1, 2001 to June 30, 2002; $110,000 for the period of July 1, 2002 to June 30, 2003; and, $120,000 for the period July 1, 2003 to June 30, 2004.

Mr. Phillips is employed as STF's Chief Financial Officer. He will be paid an annual salary of $75,000.00 per year for the period of July 1, 2001 to June 30, 2002; $85,000 for the period of July 1, 2002 to June 30, 2003; and, $85,000 for the period July 1, 2003 to June 30, 2004. In addition, STF has agreed to pay up to $10,000.00 in moving expenses incurred in connection with his relocation to Bradenton, Florida.

Mr. Reischmann is employed as STF's sales and marketing representative, product development guide and head of customer service. He will be paid a commission of 5% of gross sales revenue of all products and services sold directly by him on behalf of STF. Such sales commission shall have a cap of $90,000 during the first year of the agreement, $100,000 during second year, and $110,000 during the third year. The agreement commenced July 1, 2001.

ITEM 8. LEGAL PROCEEDINGS.

No material legal proceedings to which the Company is a party are pending nor are any known to be contemplated and the Company knows of no legal proceedings pending or threatened, or judgments entered against, any Director or Officer of the Company in his capacity as such.

ITEM 9. MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

The Company's shares are traded in the Pink Sheets under the trading symbol "SAIL." The Company's shares began trading in January 2000. A summary trading by quarter for the 2001 and 2000 fiscal years, and the first quarter of 2002 are as follows:

Fiscal Quarter		High Bid[1]		Low Bid[1]
2002
	First Quarter		$0.80		$0.62
2001
	Fourth Quarter Third Quarter Second Quarter First Quarter	$ $ $ $	1.05 1.20 1.15 1.29	$ $ $ $	0.70 0.70 0.90 0.98
2000
	Fourth Quarter Third Quarter Second Quarter First Quarter	$ $ $ $	1.28 1.23 0.57 0.28	$ $ $ $	0.98 0.48 0.28 0.25

[1] These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

There are no outstanding options or warrants, or other securities convertible into, common equity of the Company other than as described in Item 6 entitled Executive Compensation. Of the 17,592,435 shares of common stock outstanding as of March 31, 2002. 11,202,435 are restricted securities as that term is defined in Rule 144 of the Securities Act of 1933 (the "Act") and may only be resold in compliance said Rule. The remaining 6,390,000 shares of common stock are free trading and sales thereof do not have to comply with Rule 144. There are no shares of common stock currently being proposed to be publicly offered (pursuant to an employee benefit plan or dividend reinvestment plan) the offering of which could have a material adverse effect upon the market price of the Company's common stock.

As of March 31, 2002, the Company had 38 holders of record of its Common Stock.

The Company has not paid any dividends since it is inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future. There are no restrictions that limit the Company's ability to pay dividends on its common equity or are likely to do so in the future.

SEC Rule 15g

The Company's shares are covered by Section 15g of the Securities Exchange Act of 1934, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell the Company's securities and also may affect the ability of purchasers to sell their shares in the secondary market.

Section 15g also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as "bid" and "offer" quotes, a dealers "spread" and broker/dealer compensation; the broker/dealer compensation, the broker/dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in causes of fraud in penny stock transactions; and, the NASD's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

On December 12, 2001, the Company issued 379,101 shares of restricted shares of common stock in consideration of the delivery of eight promissory notes totaling $284,325.75. The Company believed that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 because the sale was made in a transaction not involving a public offering; the Company determined that each investor was sophisticated; the Company supplied each investor with all of the information that was required to be contained in a registration statement filed with the Securities and Exchange Commission (the "Commission"); and, no commission was paid to anyone in connection with the sale of the securities.

On August 30, 2001, the Company issued 7,500,000 restricted shares of common stock to the Phillips Family Limited Partnership in consideration of $1,500,000.00. The Company believed that the transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 because the sale was made in a transaction not involving a public offering; the Company determined that the investor was sophisticated; the Company supplied the investor with all of the information that was required to be contained in a registration statement filed with the Securities and Exchange Commission (the "Commission"); and, no commission was paid to anyone in connection with the sale of the securities.

On July 26, 2001, the Company issued 10,000 shares to Avia Design Group as part of an assignment of software. The The Company believed that the transaction was exempt pursuant to Section 4(2) of the Securities Act of 1933 because the sale was made in a transaction not involving a public offering; the Company determined that the investor was sophisticated; the Company supplied the investor with all of the information that was required to be contained in a registration statement filed with the Securities and Exchange Commission (the "Commission"); and, no commission was paid to anyone in connection with the sale of the securities.

On May 24, 2001, the Company issued 100,000 shares of common stock to Investor Communication Corp. for services rendered. The Company believed that the transaction was exempt pursuant to Section 4(2) of the Securities Act of 1933 because the sale was made in a transaction not involving a public offering; the Company determined that the investor was sophisticated; the Company supplied the investor with all of the information that was required to be contained in a registration statement filed with the Securities and Exchange Commission (the "Commission"); and, no commission was paid to anyone in connection with the sale of the securities.

On October 28, 1998, the Company issued 135,000 shares of common stock to eight shareholders in consideration of $33,750.00. The Company believed that the transaction was exempt from registration pursuant to Reg. 504 of the Securities Act of 1933 because the amount of securities sold during the preceding twelve months did not exceed $1,000,000; at the time the Company was not filing reports with the Commission pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934; the Company was not an investment company; and, the Company was not a development stage company that either had no specific business plan or purpose or indicated that its business plan was to engage in a merger or acquisition with an unidentified company or companies, or other person or entity.

In September and October 1998, the Company issued 4,050,000 shares of common stock to twenty-nine shareholders in consideration of $40,050.00. The Company believed that the transaction was exempt from registration pursuant to Reg. 504 of the Securities Act of 1933. because the amount of securities sold during the preceding twelve months did not exceed $1,000,000; at the time the Company was not filing reports with the Commission pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934; the Company was not an investment company; and, the Company was not a development stage company that either had no specific business plan or purpose or indicated that its business plan was to engage in a merger or acquisition with an unidentified company or companies, or other person or entity.

The issue price for each of the foregoing transactions was arbitrarily determined by the Company and bore no relationship to the Company's financial condition or the market price of the Company's common stock.

ITEM 11. DESCRIPTION OF SECURITIES.

Common Stock

The authorized common stock of the Company currently consists of 50,000,000 shares, $0.001 par value per share. As of March 31, 2002, there are 17,592,435 shares of common stock outstanding. Of said 17,592,435 shares of common stock outstanding, 11,202,435 are restricted securities as that term is defined in Rule 144 of the Securities Act of 1933 (the "Act") and may only be resold in compliance said Rule. The remaining 6,390,000 shares of common stock are free trading and sales thereof do not have to comply with Rule 144.

In general, under Reg. 144, a person who has held his shares for a period of one (1) year, may sell in ordinary market transactions through a broker or with a market maker, within any three (3) month period a number of shares which does not exceed the greater of one percent (1%) of the number of outstanding shares of Common Stock or the average of the weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Sales under Reg. 144 require the filing of Form 144 with the Securities and Exchange Commission. If the shares of Common Stock have been held for more than two (2) years by a person who is not an affiliate, there is no limitation on the manner of sale or the volume of shares that may be sold and no Form 144 is required. Sales under Reg. 144 may have a depressive effect on the market price of the Company's Common Stock.

Dividends

Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

Transfer Agent

The Company's transfer agent is ComputerShare, 938 Quail Street, Suite 101, Lakewood, Colorado 80215-5513 and its telephone number is (303) 298-5370.

Rights of Shareholders

All shares have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they chose to do so, elect all of the directors of the Company.

Shareholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of Common Stock, when issued, will be fully paid and non-assessable.

There are no outstanding options, warrants or rights to purchase shares of the Company's Common Stock, other than as disclosed herein.

Preferred Stock

The authorized preferred stock of the Company currently consists of 1,000,000 shares, $0.01 par value none of which is issued and outstanding. The terms of the preferred shares are to be determined by the Board of Directors.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Nevada law and certain provisions of the Company's Bylaws under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to the Company's Bylaws and to the statutory provisions.

In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.

Indemnification may also be granted pursuant to the terms of agreements which may be entered in the future or pursuant to a vote of shareholders or Directors. The statutory provision cited above also grants the power to the Company to purchase and maintain insurance which protects its Officers and Directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by the Company.

Carey M. Phillips, the Company's Chief Financial Officer, Treasurer and a member of the Board of Directors is the subject of an indemnification agreement with the Company. See "Item 7 - Certain Relationships and Related Transactions."

ITEM 13. FINANCIAL STATEMENTS.

INDEX TO FINANCIAL STATEMENTS
Auditors Report	F-1
Consolidated Balance Sheets Consolidated Statement of Operations and Deficit Consolidated Statement of Cash Flows Consolidated Statement of Stockholder's Equity	F-2 F-3 F-4 F-5
Notes to Consolidated Financial Statements	F-6

Consolidated Balance Sheets Consolidated Statement of Operations and Deficit Consolidated Statement of Cash Flows Consolidated Statement of Stockholder's Equity	F-12 F-13 F-14 F-15
Notes to Consolidated Financial Statements	F-16

AUDITORS' REPORT

To the Shareholders
Sailtech International Inc.
(A Development Stage Company)

We have audited the consolidated balance sheets of Sailtech International Inc. (a development stage company) as at December 31, 2001 and 2000, and the consolidated statements of operations and deficit accumulated during the development stage, cash flows, and stockholders' equity for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in accordance with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2(c). These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, B.C.      "Morgan & Company"
March 1, 2002         Chartered Accountants

- 29

SAILTECH INTERNATIONAL INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	DECEMBER 31
	2001	2000
ASSETS
Current
Cash	$765,297	$9,065
Accounts receivable	3,285	4,903
Prepaid expenses	2,301	-
Inventory (Note 4)	261,686	-
	1,032,569	13,968
Capital Assets (Note 5)	1,331,354	1,060,397
	$2,363,923	$1,074,365
LIABILITIES
Current
Accounts payable and accrued liabilities	$96,573	$66,102
Loans payable (Note 6)	17,077	132,500
Customer deposits	459,966	-
	573,616	198,602

Obligation Arising From Common Stock Subject To Put Option (Note 8)	1,500,000	-
SHAREHOLDER'S EQUITY
Share Capital
Preferred Stock
1,000,000 shares authorized at $0.01 par value, none issued
Common Stock
50,000,000 shares authorized at $0.001 par value
10,092,435 shares issued and outstanding at December 31, 2001 and 9,470,000 at December 31, 2000	10,092	9,470
Additional paid-in capital	1,783,034	1,064,830
Deficit Accumulated During The Development Stage	(1,502,819)	(198,537)
	290,307	875,763
	$2,363,923	$1,074,365

SAILTECH INTERNATIONAL INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in U.S. Dollars)

	YEAR ENDED DECEMBER 31		PERIOD FROM INCEPTION SEPTEMBER 16 1998 TO DECEMBER 31
	2001	2000	2001
Revenue
Sales	$102,000	$-	$102,000
Cost of sales	85,000	-	85,000
Trade-in over allowances	101,000	-	101,000
	186,000	-	186,000
Gross profit (loss)	(84,000)	-	(84,000)
Interest income	7,444	-	7,444
	(76,556)	-	(76,556)
Expenses
Advertising and promotion	29,850	287	30,137
Amortization	200,480	26,617	227,097
Automotive and travel	13,890	979	14,869
Investor relations	125,500	-	125,500
Bank charges and exchange	1,084	3,819	5,033
Consulting fees	1,080	2,611	10,796
Filing and transfer fees	7,088	810	7,898
Insurance	5,579	-	5,579
Management fees	30,000	12,500	59,500
Materials and supplies	19,701	12,813	32,514
Office supplies and sundry	42,747	4,698	48,137
Professional fees	56,948	5,928	103,773
Rent and utilities	153,003	24,174	177,177
Repairs and maintenance	7,152	-	7,152
Salaries and benefits	528,545	36,932	565,477
Telephone	5,079	495	5,574
Write off mineral property	-	50	50
	(1,227,726)	(132,713)	(1,426,263)
Loss For The Year	(1,304,282)	(132,713)	$(1,502,819)
Deficit Accumulated During The Development Stage, Beginning Of Year	(198,537)	(65,824)
Deficit Accumulated During The Development Stage, End Of Year	$(1,502,819)	$(198,537)
Loss Per Share, basic and diluted	$(0.11)	$(0.02)
Weighted Average Number Of Shares Outstanding	12,138,076	8,970,000

SAILTECH INTERNATIONAL INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

	YEAR ENDED DECEMBER 31		PERIOD FROM INCEPTION SEPTEMBER 16 1998 TO DECEMBER 31
	2001	2001	2001

Cash Flows From Operating Activities
Loss for the year	$(1,304,282)	$(132,713)	$(1,502,819)
Adjustments To Reconcile Net Loss To Net Cash Used By Operating Activities
Stock based compensation	334,500	-	334,500
Amortization	200,480	17,203	227,097
Write off of mineral property	-	17,203	50
Change in accounts receivable	1,618	17,203	78
Change in prepaid expenses	(2,301)	-	(2,301)
Change in inventory	(261,686)	-	(261,686)
Change in accounts payable	30,471	17,203	49,300
Change in customer deposits	459,966	-	459,966
	(541,234)	(90,383)	(695,815)
Cash Flows From Financing Activities
Common stock issued subject to put option	1,500,000	-	1,500,000
Common stock issued	100,000	500	174,300
Loans payable	168,903	57,500	226,403
	1,768,903	58,000	1,900,703
Cash Flows From Investing Activities
Capital assets	(471,437)	-	(471,487)
Cash acquired on acquisition of subsidiary company	-	31,896	31,896
	(471,437)	31,896	(439,591)
Net Increase (Decrease) In Cash	756,232	(487)	765,297
Cash, Beginning Of Year	9,065	9,552	-

Cash, End Of Year	$765,297	$9,065	$765,297

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

Effective November 22, 2000, the Company acquired 100% of the issued and outstanding shares of Sailtech Design Inc. by issuing 1,000,000 post forward split common shares at a value of $1,000,000.

During the year ended December 31, 2001, the Company issued 379,001 common shares to settle loans payable of $284,326.

On August 31, 2001, the Company granted stock options to directors to purchase up to 800,000 common shares at a price of $0.75 per share. Compensation expense of $224,000 has been recorded representing the difference between the exercise price and the fair market value at grant date.

During the year ended December 31, 2001, the Company issued 110,000 shares of common stock for investor relations services of $110,500.

SAILTECH INTERNATIONAL INC.
(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
(Stated in U.S. Dollars)

COMMON STOCK			DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE	TOTAL
NUMBER OF SHARES	AMOUNT	ADDITIONAL PAID-IN CAPITAL

Issuance of common stock
September 23, 1998	50,000	$50	$-	$-	$50
October 26, 1998	4,000,000	4,000	36,000	-	40,000
October 28, 1998	135,000	135	33,615	-	33,750
Loss for the period	-	-	-	(50,817)	(50,817)
Balance, December 31, 1998	4,185,000	4,185	69,615	(50,817)	22,983
Loss for the year	-	-	-	(15,007)	(15,007)
Balance, December 31, 1999	4,185,000	4,185	69,615	(65,824)	7,976
Issuance of common stock
March 31, 2000	50,000	50	450	-	500
Issuance of common stock
November 22, 2000	500,000	500	999,500	-	1,000,000
	4,735,000	4,735	1,069,565	(65,824)	1,008,476
Adjustment to number of shares issued and outstanding as a result of a 2 for 1 forward split	4,735,000	4,735	(4,735)	-	-
Loss for the year	-	-	-	(132,713)	(132,713)
Balance, December 31, 2000	9,470,000	9,470	1,064,830	(198,537)	875,763
Issuance of common stock
May 24, 2001	100,000	100	100,900	-	101,000
Issuance of common stock
June 5, 2001	133,334	133	99,867	-	100,000
Issuance of common stock
July 26, 2001	10,000	10	9,490	-	9,500
Issuance of common stock
December 12, 2001	379,101	379	283,947	-	284,326
Warrants granted on issuance of common stock subject to put option	-	-	1,075,257	-	1,075,257
Warrants issued on equity financing	-	-	(1,075,257)	-	(1,075,257)
Compensation on grant of stock options	-	-	224,000	-	224,000
Loss for the year	-	-	-	(1,304,282)	(1,304,282)
Balance, December 31, 2001	10,092,435	$10,092	$1,783,034	$(1,502,819)	$290,307

SAILTECH INTERNATIONAL INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000
(Stated in U.S. Dollars)

1. NATURE OF OPERATIONS

a) Organization

The Company was incorporated in the State of Nevada, U.S.A., on September 16, 1998. The Company's wholly-owned subsidiary, Sailtech Design Inc., was incorporated under the British Columbia Company Act on December 11, 1996, and its wholly-owned Florida subsidiary, Sailtech Design, Inc. was incorporated on July 28, 2000.

b) Development Stage Activities

Sailtech International Inc. is in the business of manufacturing a line of aluminium yachts and work vessels using a proprietary software technology that aids in the design and construction of its aluminium boats. The Company's continuing operation, and ultimately the attainment of profitable operations, is dependent upon obtaining adequate financing to fulfil its business objectives and achieve a level of sales adequate to support the Company's cost structure.

c) Going Concern

Since inception, the Company has incurred losses of $1,502,819 and has funded its operations primarily through capital stock issuances. In order to achieve a level of profitable operations, the Company must obtain sufficient boat construction contracts and raise additional equity funding to support its funding requirements until that time. Management believes that sufficient additional equity funding will be available to meet its cash needs for working capital, and is currently evaluating several financing options, and is actively seeking sales contracts. However, there can be no assurance that the Company will be able to obtain sufficient funds to continue development or that sufficient sales contracts will be obtained. As a result of the foregoing, there exists substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

SAILTECH INTERNATIONAL INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000
(Stated in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality, and within the framework of the significant accounting policies summarized below:

a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, Sailtech Design Inc., and its wholly-owned U.S. subsidiary, Sailtech Design Inc.

b) Inventory

Inventory of work in progress on long-term boat construction contracts represent accumulated costs of labor and materials.

Inventory of trade-in boats is recorded at the lower of cost and wholesale cost plus a reasonable mark-up.

Inventory of materials is recorded at the lower of cost and net realizable value. Cost is determined in a first-in, first-out basis.

c) Capital Assets

Capital assets are recorded at cost and amortized over their economic lives as follows:

Computer equipment	30% straight line basis
Shop equipment	20% straight line basis
Tooling and molds	30% straight line basis
Automobiles	30% straight line basis
Goodwill	Straight line over 7 years

Management reviews goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be reasonable.

d) Revenue Recognition

Sales under long-term construction contracts are recognized on a percentage of completion basis. As construction projects are performed, costs and estimated gross margins are recorded as sales on the percentage that incurred costs bear to estimated total costs, using the most recent estimates of completion costs.

SAILTECH INTERNATIONAL INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000
(Stated in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Revenue Recognition (Continued)

When a current contract estimate indicates a loss, a provision is made for total anticipated loss in the current period.

A provision for warranty costs of approximately 1% of the new boat sale is recorded at the time of sale closing and delivery to the customer. The warranty provision is reviewed on a continual basis and the percentage adjusted based on actual warranty costs incurred. Revenue on used boats is recognized at time of delivery.

e) Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion, or all if a deferred tax asset, will not be realized, a valuation allowance is recognized.

f) Shipping and Handling Costs

Costs related to shipping and handling are included in cost of sales.

g) Stock Based Compensation

The Company measures compensation expense for employees and directors for its stock option plan using the intrinsic value method and provides pro-forma disclosures of net income and earnings per share as if the fair value method had been applied in measuring compensation expense. When options are issued to consultants or other third parties, expense is determined under the fair value method required by SFAS 123 -"Accounting for Stock-Based Compensation".

h) Foreign Currency Translation

Transactions in foreign currency have been translated using the current method whereby the assets and liabilities are translated at the year end exchange rate, capital assets at the historical exchange rate, and revenues and expenses at the average exchange rate for the period.

SAILTECH INTERNATIONAL INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000
(Stated in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

i) Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, prepaid expenses, accounts payable, due to shareholders and loans payable.

Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

j) Loss Per Share

Loss per share is calculated using the weighted average number of common shares outstanding during the period. Fully diluted loss per share is not presented as the impact of the exercise of options is anti-dilutive.

k) New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141 -"Business Combinations". The Statement requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting. The Company believes that the adoption of FASB No. 141 will not have a significant impact on its financial statements.

In July 2001, the FASB issued Statement No. 142 -"Goodwill and Other Intangible Assets". The Statement will require discontinuing the amortization of goodwill and other intangible assets with indefinite useful lives. Instead, these assets will be tested periodically for impairment and written down to their fair market value as necessary. This Statement is effective for fiscal years beginning after December 15, 2001. The Company believes that the adoption of FASB No. 142 will not have a material impact on its financial statements.

In August 2001, the FASB issued Statement No. 144 -"Accounting for the Impairment of Long-Lived Assets" which is effective for fiscal years beginning after December 15, 2001. FASB No. 144 addresses accounting and reporting of long-lived assets, except goodwill, that are either held and used or disposed of through sale or other means. The Company believes that the adoption of FASB No. 144 will not have a material impact on its financial statements.

SAILTECH INTERNATIONAL INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000
(Stated in U.S. Dollars)

3. ACQUISITION OF SUBSIDIARY

Effective November 22, 2000, the Company acquired all of the issued and outstanding shares of Sailtech Design Inc. ("Design Inc."), a Canadian company. This acquisition has been accounted for using the purchase method with the results of operations of Design Inc. being included in these consolidated financial statements from November 22, 2000.

Details of the acquisition are as follows:

Fair value of net assets acquired:
Net working capital deficiency (including cash of $31,896)	$(87,015)
Capital assets	85,917
Goodwill	1,001,098
Cost of the acquisition	$1,000,000
Consideration paid:
Common shares issued (1,000,000 post forward split common shares at a value of $1.00 per share)	$1,000,000

4. INVENTORY

	2001	2000
Materials	$55,686	$-
Used boat	206,000	-
	$261,686	$-

5. CAPITAL ASSETS

	2001	2000
Office furniture and equipment	$25,608	$3,336
Computer equipment	40,972	4,634
Shop equipment	405,588	14,808
Tooling and molds	66,397	66,397
Automobiles	7,271	7,271
Goodwill	1,001,098	1,001,098
Mineral property	-	-
Leaseholds	22,047	-
	1,568,981	1,097,544
Accumulated amortization	237,627	37,147
	$1,331,354	$1,060,397

SAILTECH INTERNATIONAL INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000
(Stated in U.S. Dollars)

6. LOANS PAYABLE

Loans payable are due on demand and have no specified terms of repayment or interest.

7. STOCK OPTIONS

The Company has granted stock options for the purchase of up to 800,000 common shares at $0.75 per share to August 31, 2011.

Had compensation cost for the Company's option plans been determined based on the fair value at the grant dates, as prescribed by SFAS No. 123, loss and loss per share would have been as follows:

	2001	2000

Loss
As reported	$(1,304,282)	$(132,713)
Pro-forma	(1,734,385)	(132,713)

Loss per share
As reported, basic and diluted	(0.11)	(0.02)
Pro-forma, basic and diluted	(0.14)	(0.02)

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company uses projected volatility rates which are based upon historical volatility rates.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants:

Dividend yield	0%
Expected volatility	53.62%
Risk-free interest rate	5.25%
Expected life	5 years

SAILTECH INTERNATIONAL INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000
(Stated in U.S. Dollars)

8. OBLIGATION ARISING FROM COMMON STOCK SUBJECT TO PUT OPTION

On August 30, 2000, the Company issued 7,500,000 shares of common stock at a price of $0.20 per share for total consideration of $1,500,000. In addition, the Company issued warrants to purchase up to 2,000,000 additional shares of common stock at a price of $0.75 per share up to August 30, 2006.

Under the terms of the agreement with the subscriber, the Company may be required to purchase any or all shares of common stock at a price equal to the greater of $0.75 and the last price at which the Company sold any shares of its common stock. This put option may only be exercised in the event of default by the Company.

The Company may not take any significant or material action without the approval of the subscriber. In the event of a default in the terms of any of the agreements entered into between the Company and the subscriber, or a default in any Company obligation, the subscriber has a security interest in all of the property of the Company and a license to all of its technology. In case of default, the Company may be required to pay an amount in excess of $1,500,000. The excess is not determinable at this time.

As the put option is not under the control of the Company, the proceeds of $1,500,000 have been excluded from shareholders equity.

The put option remains in effect until the subscriber has received $1,000,000 of cumulative net cash proceeds from the sale of the subscriber's common stock.

Under the terms of the stock purchase agreement, the Company is required to issue to the subscriber additional shares of common stock so that the subscriber maintains a constant percentage ownership should additional common stock be issued to other than the subscriber at less than $0.75 per share.

The fair value of the warrants, amounting to $1,075,257, calculated using the Black-Scholes model has been credited to additional paid in capital, offset by $1,075,257, representing the cost of the equity financing.

9. COMMITMENT

a) The Company is committed to a lease for its premises until July 14, 2003. Future minimum lease payments are as follows:

December 31, 2002	$160,442
December 31, 2003	$86,906

SAILTECH INTERNATIONAL INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000
(Stated in U.S. Dollars)

9. COMMITMENT (Continued)

b) The Company has entered into employment contracts with three officers/directors which provide for annual salary payments as follows:

Year ended December 31, 2002	$262,000
Year ended December 31, 2003	$280,000
Year ended December 31, 2004	$300,000

In addition, a fourth officer/director will be paid a commission of 5% of gross sales revenue generated by him to a maximum of $100,000 for the year ended June 30, 2002, $110,000 for the year ended June 30, 2003, and $120,000 for the year ended June 30, 2004.

10. CORRECTION OF ERROR ON PRIOR PERIOD FINANCIAL STATEMENTS

The Company's accounts have been restated to record a loan payable by its Canadian subsidiary, Sailtech Design Inc. not accounted for at the time the Company was acquired. The adjustment results in an increase in capital assets and an increase in loans payable of $75,000 at December 31, 2000.

SAILTECH INTERNATIONAL INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	MARCH 31 2002	DECEMBER 31 2001
ASSETS
Current
Cash	$274,640	$765,297
Accounts receivable	28,821	3,285
Prepaid expenses	27,523	2,301
Inventory (Note 4)	261,238	261,686
	592,222	1,032,569
Capital Assets (Note 5)	1,295,945	1,331,354
	$1,888,167	$2,363,923
LIABILITIES
Current
Accounts payable and accrued liabilities	$102,598	$96,573
Loans payable	17,077	17,077
Customer deposits	413,036	459,966
	532,711	573,616
Obligation Arising From Common Stock Subject To Put Option (Note 6)	1,500,000	1,500,000
SHAREHOLDER'S EQUITY
Share Capital
Preferred Stock
1,000,000 shares authorized at $0.01 par value, none issued
Common Stock
50,000,000 shares authorized at $0.001 par value
10,092,435 shares issued and outstanding at March 31, 2002 and at December 31, 2001	10,092	10,092
Additional paid-in capital	1,783,034	1,783,034
Deficit Accumulated During The Development Stage	(1,937,670)	(1,502,819)
	(144,544)	290,307
	$1,888,167	$2,363,923

SAILTECH INTERNATIONAL INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)
(Stated in U.S. Dollars)

	THREE MONTHS ENDED MARCH 31		PERIOD FROM INCEPTION SEPTEMBER 16 1998 TO MARCH 31
	2002	2001	2002
Revenue
Sales	$70,930	$-	$172,930
Cost of sales	72,043	-	157,043
Trade-in over allowances	-	-	101,000
	72,043	-	258,043
Gross profit (loss)	(1,113)	-	(85,113)
Other income	2,895	-	10,339
	1,782	-	(74,774)
Expenses
Advertising and promotion	27,049	9,557	57,186
Amortization	90,721	53,634	317,818
Automotive and travel	2,269	5,671	17,138
Investor relations	9,000	-	134,500
Bank charges and exchange	115	534	5,148
Consulting fees	-	-	10,796
Filing and transfer fees	1,107	1,616	9,005
Insurance	1,821	-	7,400
Management fees	7,500	10,000	67,000
Materials and supplies	42,965	1,332	75,479
Office supplies and sundry	8,304	13,678	56,441
Professional fees	6,929	556	110,702
Rent and utilities	47,685	52,839	224,862
Repairs and maintenance	4,542	-	11,694
Salaries and benefits	168,804	56,942	734,281
Telephone	3,168	350	8,742
Property tax	14,654	-	14,654
Write off mineral property	-	-	50
	(436,633)	(206,709)	(1,862,896)

Loss For The Period	(434,851)	(206,709)	$(1,937,670)

Deficit Accumulated During The Development Stage, Beginning Of Period	(1,502,819)	(198,537)
Deficit Accumulated During The Development Stage, End Of Period	$(1,937,670)	$(405,246)

Loss Per Share, basic and diluted	$(0.02)	$(0.02)

Weighted Average Number Of Shares Outstanding	17,592,435	9,470,000

SAILTECH INTERNATIONAL INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Stated in U.S. Dollars)

	THREE MONTHS ENDED MARCH 31		PERIOD FROM INCEPTION SEPTEMBER 16 1998 TO MARCH 31
	2002	2001	2002

Cash Flows From Operating Activities
Loss for the period	$(434,851)	$(206,709)	$(1,937,670)

Adjustments To Reconcile Net Loss To Net Cash Used By Operating Activities
Stock based compensation	-	-	334,500
Amortization	90,721	53,634	317,818
Write off of mineral property	-	-	50
Change in accounts receivable	(25,536)	3,378	(25,458)
Change in prepaid expenses	(25,222)	(7,430)	(27,523)
Change in inventory	448	-	(261,238)
Change in accounts payable	6,025	26,461	55,325
Change in customer deposits	(46,930)	-	413,036
	(435,345)	(130,666)	(1,131,160)
Cash Flows From Financing Activities
Common stock issued subject to put option	-	-	1,500,000
Common stock issued	-	-	174,300
Loans payable	-	131,225	226,403
	-	131,225	1,900,703
Cash Flows From Investing Activities
Capital assets	(55,312)	(4,183)	(526,799)
Cash acquired on acquisition of subsidiary company	-	-	31,896
	(55,312)	(4,183)	(494,903)
Net Increase (Decrease) In Cash	(490,657)	(3,624)	274,640

Cash, Beginning Of Period	765,297	9,065	-

Cash, End Of Period	$274,640	$5,441	$274,640

SAILTECH INTERNATIONAL INC.
(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
(Unaudited)
(Stated in U.S. Dollars)

COMMON STOCK			DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE	TOTAL
NUMBER OF SHARES	AMOUNT	ADDITIONAL PAID-IN CAPITAL

Issuance of common stock
September 23, 1998	50,000	$50	$-	$-	$50
October 26, 1998	4,000,000	4,000	36,000	-	40,000
October 28, 1998	135,000	135	33,615	-	33,750
Loss for the period	-	-	-	(50,817)	(50,817)
Balance, December 31, 1998	4,185,000	4,185	69,615	(50,817)	22983
Loss for the year	-	-	-	(15,007)	(15,007)
Balance, December 31, 1999	4,185,000	4,185	69,615	(65,824)	7,976
Issuance of common stock
March 31, 2000	50,000	50	450	-	500
Issuance of common stock
November 22, 2000	500,000	500	999,500	-	1,000,000
	4,735,000	4,735	1,069,565	(65,824)	1,008,476
Adjustment to number of shares issued and outstanding as a result of a 2 for 1 forward split	4,735,000	4,735	(4,735)	-	-
Loss for the year	-	-	-	(132,713)	(132,713)
Balance, December 31, 2000	9,470,000	9,470	1,064,830	(198,537)	875,763
Issuance of common stock
May 24, 2001	100,000	100	100,900	-	101,000
Issuance of common stock
June 5, 2001	133,334	133	99,867	-	100,000
Issuance of common stock
July 26, 2001	10,000	10	9,490	-	9,500
Issuance of common stock
December 12, 2001	379,101	379	283,947	-	284,326
Warrants granted on issuance of common stock subject to put option	-	-	1,075,257	-	1,075,257
Warrants issued on equity financing	-	-	(1,075,257)	-	(1,075,257)
Compensation on grant of stock options	-	-	224,000	-	224,000
Loss for the year	-	-	-	(1,304,282)	(1,304,282)
Balance, December 31, 2001	10,092,435	10,092	1,783,034	(1,502,819)	290307
Loss for the period	-	-	-	(433,738)	(433,738)
Balance, March 31, 2002	10,092,435	$10,092	$1,783,034	$(1,936,557)	$(143,431)

SAILTECH INTERNATIONAL INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
(Stated in U.S. Dollars)

1. BASIS OF PRESENTATION

The unaudited financial statements as of March 31, 2002 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the December 31, 2001 audited financial statements and notes thereto.

2. NATURE OF OPERATIONS

a) Organization

The Company was incorporated in the State of Nevada, U.S.A., on September 16, 1998. The Company's wholly-owned subsidiary, Sailtech Design Inc., was incorporated under the British Columbia Company Act on December 11, 1996, and its wholly-owned Florida subsidiary, Sailtech Design, Inc. was incorporated on July 28, 2000.

b) Development Stage Activities

Sailtech International Inc. is in the business of manufacturing a line of aluminium yachts and work vessels using a proprietary software technology that aids in the design and construction of its aluminium boats. The Company's continuing operation, and ultimately the attainment of profitable operations, is dependent upon obtaining adequate financing to fulfil its business objectives and achieve a level of sales adequate to support the Company's cost structure.

c) Going Concern

Since inception, the Company has incurred losses of $1,937,670 and has funded its operations primarily through capital stock issuances. In order to achieve a level of profitable operations, the Company must obtain sufficient boat construction contracts and raise additional equity funding to support its funding requirements until that time. Management believes that sufficient additional equity funding will be available to meet its cash needs for working capital, and is currently evaluating several financing options, and is actively seeking sales contracts. However, there can be no assurance that the Company will be able to obtain sufficient funds to continue development or that sufficient sales contracts will be obtained. As a result of the foregoing, there exists substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SAILTECH INTERNATIONAL INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
(Stated in U.S. Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality, and within the framework of the significant accounting policies summarized below:

a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, Sailtech Design Inc., and its wholly-owned U.S. subsidiary, Sailtech Design Inc.

b) Inventory

Inventory of work in progress on long-term boat construction contracts represent accumulated costs of labor and materials.

Inventory of trade-in boats is recorded at the lower of cost and wholesale cost plus a reasonable mark-up.

Inventory of materials is recorded at the lower of cost and net realizable value. Cost is determined in a first-in, first-out basis.

c) Capital Assets

Capital assets are recorded at cost and amortized over their economic lives as follows:

Computer equipment	30% straight line basis
Shop equipment	20% straight line basis
Tooling and molds	30% straight line basis
Automobiles	30% straight line basis
Goodwill	Straight line over 7 years

Management reviews goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be reasonable.

SAILTECH INTERNATIONAL INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
(Stated in U.S. Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Revenue Recognition

Sales under long-term construction contracts are recognized on a percentage of completion basis. As construction projects are performed, costs and estimated gross margins are recorded as sales on the percentage that incurred costs bear to estimated total costs, using the most recent estimates of completion costs.

When a current contract estimate indicates a loss, a provision is made for total anticipated loss in the current period.

A provision for warranty costs of approximately 1% of the new boat sale is recorded at the time of sale closing and delivery to the customer. The warranty provision is reviewed on a continual basis and the percentage adjusted based on actual warranty costs incurred. Revenue on used boats is recognized at time of delivery.

e) Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 -"Accounting for Income Taxes" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion, or all if a deferred tax asset, will not be realized, a valuation allowance is recognized.

f) Shipping and Handling Costs

Costs related to shipping and handling are included in cost of sales.

g) Stock Based Compensation

The Company measures compensation expense for employees and directors for its stock option plan using the intrinsic value method and provides pro-forma disclosures of net income and earnings per share as if the fair value method had been applied in measuring compensation expense. When options are issued to consultants or other third parties, expense is determined under the fair value method required by SFAS 123 -"Accounting for Stock-Based Compensation".

SAILTECH INTERNATIONAL INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
(Stated in U.S. Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Foreign Currency Translation

Transactions in foreign currency have been translated using the current method whereby the assets and liabilities are translated at the year end exchange rate, capital assets at the historical exchange rate, and revenues and expenses at the average exchange rate for the period.

i) Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, prepaid expenses, accounts payable, due to shareholders and loans payable.

Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

j) Loss Per Share

Loss per share is calculated using the weighted average number of common shares outstanding during the period. Fully diluted loss per share is not presented as the impact of the exercise of options is anti-dilutive.

k) New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141 - "Business Combinations". The Statement requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting. The Company believes that the adoption of FASB No. 141 will not have a significant impact on its financial statements.

In July 2001, the FASB issued Statement No. 142 -"Goodwill and Other Intangible Assets". The Statement will require discontinuing the amortization of goodwill and other intangible assets with indefinite useful lives. Instead, these assets will be tested periodically for impairment and written down to their fair market value as necessary. This Statement is effective for fiscal years beginning after December 15, 2001. The Company believes that the adoption of FASB No. 142 will not have a material impact on its financial statements.

SAILTECH INTERNATIONAL INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
(Stated in U.S. Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

k) New Accounting Pronouncements (Continued)

In August 2001, the FASB issued Statement No. 144 -"Accounting for the Impairment of Long-Lived Assets" which is effective for fiscal years beginning after December 15, 2001. FASB No. 144 addresses accounting and reporting of long-lived assets, except goodwill, that are either held and used or disposed of through sale or other means. The Company believes that the adoption of FASB No. 144 will not have a material impact on its financial statements.

4. INVENTORY

	March 31, 2002	December 31, 2001

Materials	$55,238	$55,686
Used boat	206,000	206,686
	$261,238	$261,686

5. CAPITAL ASSETS

	March 31, 2002	December 31, 2001

Office furniture and equipment	$25,608	$7,517
Computer equipment	46,869	4,634
Shop equipment	451,572	14,808
Tooling and molds	66,397	66,397
Automobiles	7,271	7,271
Goodwill	1,001,098	926,098
Mineral property	-	-
Leaseholds	25,478	-
	1,624,293	1,026,725
Accumulated amortization	328,348	90,779
	$1,295,945	$935,946

SAILTECH INTERNATIONAL INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
(Stated in U.S. Dollars)

6. OBLIGATION ARISING FROM COMMON STOCK SUBJECT TO PUT OPTION

On August 30, 2000, the Company issued 7,500,000 shares of common stock at a price of $0.20 per share for total consideration of $1,500,000. In addition, the Company issued warrants to purchase up to 2,000,000 additional shares of common stock at a price of $0.75 per share up to August 30, 2006.

Under the terms of the agreement with the subscriber, the Company may be required to purchase any or all shares of common stock at a price equal to the greater of $0.75 and the last price at which the Company sold any shares of its common stock. This put option may only be exercised in the event of default by the Company.

The Company may not take any significant or material action without the approval of the subscriber. In the event of a default in the terms of any of the agreements entered into between the Company and the subscriber, or a default in any Company obligation, the subscriber has a security interest in all of the property of the Company and a license to all of its technology. In case of default, the Company may be required to pay an amount in excess of $1,500,000. The excess is not determinable at this time.

As the put option is not under the control of the Company, the proceeds of $1,500,000 have been excluded from shareholders equity.

The put option remains in effect until the subscriber has received $1,000,000 of cumulative net cash proceeds from the sale of the subscriber's common stock.

Under the terms of the stock purchase agreement, the Company is required to issue to the subscriber additional shares of common stock so that the subscriber maintains a constant percentage ownership should additional common stock be issued to other than the subscriber at less than $0.75 per share.

The fair value of the warrants, amounting to $1,075,257, calculated using the Black-Scholes model has been credited to additional paid in capital, offset by $1,075,257, representing the cost of the equity financing.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

(a) On January 23, 2001, the accounting firm of Michael Johnson & Company was dismissed by the Company's Board of Directors as the Company's independent auditors. During the two most recent fiscal years and subsequent interim period, there were no disagreements on matters of accounting principles and practices, financial disclosure, or auditing scope of procedure between the Company and Michael Johnson & Company. Michael Johnson & Company were dismissed because the Company's principle operations take place in Vancouver, British Columbia, Canada.. The Company determined that it was in its best interests to have its auditor located in close proximity to the corporate records would expedite the completion of all accounting requirements in a timely fashion.

(b) The Report of Michael Johnson & Company on the Company's financial statements as of and for the years ended December 31, 2000 and 1999 did not contain an adverse, qualified or disclaimer of opinion. However, the Reports were modified to include an explanatory paragraph wherein Michael Johnson & Company expressed substantial doubt about the Company's ability to continue as a going concern.

(c) The Company has requested Michael Johnson & Company to furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made by the Company in response to this Item 14 and, if not, stating the respects in which it does not agree. The Company delivered a copy of this Form 10-SB report to Michael Johnson & Company on April 9, 2002, via facsimile. Michael Johnson & Company replied and its letter agreeing with the statements contained herein is attached hereto as Exhibit 16.1.

(d) At its board meeting on January 23, 2001, the Board of Directors of the Company engaged Morgan & Company, Chartered Accountants, Suite 1488, 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1A1, as its independent auditor for its fiscal year ending December 31, 2001. Morgan & Company accepted such appointment on January 23, 2001. Prior to their appointment, the Company did not consult with Morgan & Company on any matters related to accounting or the type of opinion they may issue.

ITEM 15.FINANCIAL STATEMENTS AND EXHIBITS.

(a) List of Financial Statements.

December 31, 2000 and 2001 - Consolidated Financial Statements

Auditors' Report
Consolidated Balance Sheets
Consolidated Statements of Operations and Deficit
Consolidated Statements of Cash Flows
Consolidated Statement of Stockholder's Equity
Notes to Consolidated Financial Statements

(b) Exhibits

Exhibit No.	Description
3.1* 3.2* 3.3* 3.4* 3.5* 3.6* 4.1* 10.1* 10.2* 16.1* 21.1* 99.1* 99.2 99.3 99.4 99.5 99.6

Articles of Incorporation for Argonaut Resources Ltd.
Bylaws for Argonaut Resources Ltd.
Articles of Incorporation for Sailtech Design, Inc. - Florida.
Bylaws for Sailtech Design, Inc.
Articles of Sailtech Design Inc. - British Columbia.
Certificate of Amendment of Articles of Incorporation.
Stock Certificate.
Consulting Agreement.
Stock Purchase Agreement.
Letter on Changing Certified Accountants
List of Subsidiary Corporations.
Lease Agreement.
Bill of Sale and Contract between Owner and Builder - John Worsell.
Sales Agreement - Dominick Dilallo.
Sales Agreement - Gary Onik.
Sales Agreement - Chuck Sidun.
Sales Agreement - Jim & Bea Rooney.

*Previously filed.

SIGNATURES

In accordance with Section 12 of the Securities Ace of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized:

SAILTECH INTERNATIONAL, INC.

BY:	/s/ Gunter Richtler Gunter Richtler, President

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Gunter Richtler as true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intends and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-SB Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date
/s/ Gunter Richtler Gunter Richtler	President and a member of the Board of Directors	May 24, 2002
/s/ Cortland Steck Cortland Steck	Vice President and a member of the Board of Directors	May 24, 2002
/s/ Carey M. Phillips Carey M. Phillips	Chief Financial Officer, Treasurer and a member of the Board of Directors	May 24, 2002
/s/ Patrick Reischmann Patrick Reischmann	Vice President and a Member of the Board of Directors	May 24, 2002
/s/ Barry Girling Barry Girling	Secretary and a member of the Board of Directors	May 24, 2002